Issuer Free Writing Prospectus dated September 24, 2025
Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended
Relating to Preliminary Prospectus dated September 15, 2025
Registration Statement File No. 333-285657

ANEW Health Limited Proposed Nasdaq Ticker: AVG Investor Presentation Issuer Free Writing Prospectus dated September 24, 2025 Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended Relating to Preliminary Prospectus dated September 15, 2025 Registration Statement File No. 333 - 285657

Free - Writing Prospectus Statement This free writing prospectus relates to the proposed public offering of ordinary shares (“Ordinary Shares”) of ANEW Health Limited (“Anew Health”, the “Company”, “we”, “our” , or “us” ) and should be read together with the registration statement on Form F - 1 (File No. 333 - 285657) (the "Registration Statement"), as amended, we filed with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this presentation relates. You may also access the Company's most recent prospectus dated September 15, 2025, which is include in Amendment No. 6 to the Company's registration statement on Form F - 1 filled with the SEC on September 15, 2025, by visiting EDGAR on the SEC website at: www.sec.gov . The Registration Statement has not yet become effective. Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have filed with the SEC in their entirety for more complete information, which are collectively referred to in this presentation as "offering documents. ” The presentation highlights basic information about the Company and the offering to which this presentation relates. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. You may obtain these offering documents for free by visiting EDGAR on the SEC website at www.sec.gov . Alternatively, we or our underwriters will arrange to send you the preliminary prospectus and, when available, the final prospectus and/or any supplements thereto if you contact D. Boral Capital LLC, Attn: 590 Madison Ave 39th floor, New York, NY 10022, or by calling +1 (212) 970 - 5150, by email at info@dboralcapital.com , or contact ANEW Health Limited via email: ir@ankh.com.hk . The information in this presentation is not targeted at the residents of any particular country or jurisdiction and is not intended for distribution to, or use by, any person in any jurisdiction or country where such distribution or use would be contrary to local law or regulation. 2 See offering documents for further risks and disclosures. Past performance is not indicative of future results. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Forward - looking Statement This presentation contains forward - looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward - looking statements by the words “may”, “might”, “will”, “could”, “would”, “should”, “expect”, “intend”, “plan”, “goal”, “objective”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” and “ongoing”, or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward - looking statements. The forward - looking statements and opinions contained in this presentation are based upon estimates and information available to us as of the date of this presentation, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Factors that could cause actual results to differ from those discussed in the forward - looking statements include, but are not limited to: future financial and operating results, including revenues, income, expenditures, cash balances and other financial items; our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our growth strategies; current and future economic and political conditions; expected changes in our revenues, costs or expenditures; our expectations regarding demand for and market acceptance of our services; our expectations regarding our customer base; our ability to obtain, maintain or procure all necessary government certifications, approvals, and/or licenses to conduct our business, and in the relevant jurisdictions in which we operate; competition in our industry; relevant government policies and regulations relating to our industry; our capital requirements and our ability to raise any additional financing which we may require; our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business; overall industry, economic and market performance; the spread of the COVID - 19 virus and its new variants, the impact it may have on our operations, the demand for our services, and economic activity in general; and other assumptions described in this presentation underlying or relating to any forward - looking statements. 3 See offering documents for further risks and disclosures. Past performance is not indicative of future results. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Offering Summary Issuer ANEW Health Limited Ordinary Shares Securities Offering Type Initial Public Offering Nasdaq Capital Market: AVG Proposed Trading Market and Symbol Securities Offered Shares Outstanding 1,800,000 Ordinary Shares, or 2,070,000 Ordinary Shares if the underwriters exercise its over - allotment option in full • 50,000,000 Ordinary Shares before the offering • 51,800,000 Ordinary Shares after the offering; or 52,070,000 Ordinary Shares if the underwriters exercise the over - allotment option in full Offering Price US$4.00 – US$6.00 per Ordinary Share US$7.2 million based on the assumed initial public offering price of US$4.00 per Ordinary Shares (or approximately US$8.28 million assuming the underwriters exercise their over - allotment option in full) Gross Proceeds • Approximately 20% for research and development (“R&D”) , in particular, developing and commercializing the pain management treatment devices • Approximately 30% for establishing a new service center in Hong Kong • Approximately 25% for establishing new service centers internationally • Approximately 10% for enhancing and upgrading our information technology system and infrastructure • The balance of 15% for general working capital and corporate purposes Use of Proceeds Each of directors, executive officers, and shareholders have agreed, subject to certain exceptions, not to offer, pledge, sell, lend, transfer, or dispose of Ordinary Shares or securities convertible into or exercisable for Ordinary Shares for 360 days after the offering closes. ANEW Health has agreed, subject to certain exceptions, not to offer, issue, or sell ordinary shares or substantially similar securities for 180 days after the offering closes. Lock - up Underwriter D. Boral Capital LLC 4 See offering documents for further risks and disclosures. Past performance is not indicative of future results. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Company Overview Established in 2007, Anew Health is a Hong Kong - based pain management and health services provider with over 16 years of experience in offering non - surgical , non - invasive , and non - pharmacological pain management and functional enhancement therapies. Our brand “ ANKH ” , stands for “ A New Key to Health ”, testifying our aspiration to be a health brand not only for alleviating physical pain but also for allowing individuals to emanate joy, health, and vitality from within and throughout . Our reputable “ RDS+: Restore, Detox, and Strengthen ” approach to pain management is inspired by the concept of meridian system ( Jing Luo) of Traditional Chinese Medicine the healthy flow of Qi, and to ease and eliminate acute and chronic musculoskeletal and nociceptive pain, alleviate muscle fatigue, relieve muscle stiffness, remove stagnation, detoxing metabolic wastes, improve blood circulation, strengthen muscle and joints, and ultimately enhance body functionality. 87.8% of clients reported satisfaction for the Average 371 treatment devices for performing treatment done by trained therapists* various treatment procedures in each service center 69.4% of clients saw a reduction and relief of pain symptoms after the therapy and treatment* 81.7% Overall Satisfaction Reported* 5 awards and accreditations in recognition of our services and innovation Note: *Based on the internal customer survey conducted by us, of 846 of our clients who use our services from April 2023 to March 2024. 5 See offering documents for further risks and disclosures. Past performance is not indicative of future results. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Service Center We provide our services in three service centers that are situated in prime commercial buildings in Hong Kong , and exquisitely renovated to provide an exclusive experience for our valued clients . 42/F Times Square 22/F Grand Central Plaza Units 711, 712, and 1907 Mira Place Sha Tin Years of Commencement of Operation: 2022 Gross Floor Area: 17,938 square feet Number of Treatment Room: 72 Years of Commencement of Operation: 2025 Gross Floor Area: 17,130 square feet Number of Treatment Room: 48 36/F Soundwill Plaza Tsim Sha Tsui Causeway Bay Years of Commencement of Operation: 2017 Gross Floor Area: 7,614 square feet in total Number of Treatment Room: 30 Years of Commencement of Operation: 2020 Gross Floor Area: 7,156 square feet Number of Treatment Room: 17 6 See offering documents for further risks and disclosures. Past performance is not indicative of future results. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

The "RDS+" (Restore, Detox, and Strengthen) Approach

- Our RDS+ approach combines the **wisdom of Traditional Chinese Medicine - The Meridian System (Jing Luo) and Modern Technology**, utilizing various high-end energy-based treatment devices sourced internationally, to strengthen the healthy flow of Qi, and ultimately enhance body functionality.
- The RDS+ approach to pain management and function enhancement therapies have been **refined** through **16+** years of operation and proven by **400,000+** services provided to our customers whom we have served.

The Meridian System (Jing Luo) + Modern Technology

The Meridian System (Jing Luo)

In Traditional Chinese Medicine, the Meridian System describes pathways through which vital energy, or **Qi**, and **blood circulate in the body**.

Pain or illness arises when this flow is **stagnant, blocked, or deficient**.



Modern Technology

Combining the use of **laser**, **bioelectrical current**, **electromagnetic**, **radiofrequency**, and **ultrasound**, and to provide the clients with:

- Relieving symptoms and addressing root cause of the pain and subhealth condition.
- Reducing the chances of pain and condition recurrence.
- Helping our clients to regain health and vitality ultimately.

To complement our services, we sell various types of **Over-the-Counter topical use products**, including creams, moisturizers, and ointments and **dietary supplement products at our service centers and online shop on our website.**

Topical Use Products

CHARISMS

30s Ice & Warm Rescue



ANKH Skin Power

Dietary Supplement Products

Day Day Detox

Super 17 Probiotics



40+ Knee Expert

ANKH 7

See offering documents for further risks and disclosures. Past performance is not indicative of future results. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Corporate Structure AW Ocean Limited Public Shareholding British Virgin Islands Pre - Offering: 100% Pre - Offering: 0.00% Ordinary Shares Ordinary Shares Post - Offering: 3.47% Ordinary Shares Post - Offering: 96.53% Ordinary Shares ANEW HEALTH LIMITED Cayman Islands 100% AW Global Limited British Virgin Islands 100% 100% VG Zenith International Company Limited Victor Zenith Company Limited Hong Kong Hong Kong 8 See offering documents for further risks and disclosures. Past performance is not indicative of future results. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Industry Overview The Non - pharmacological Pain Management Market Continues to Represent a Growing Business Opportunity to Address Chronic Pain Conditions • Due to COVID - 19 which began in late 2019, the market witnessed rapid growth from 2019 to 2023, with a CAGR of 18.5% in the sales value of services. • The sales value of these services in Hong Kong is projected to increase from approximately HKD 6,674 million in 2023 to a forecasted HKD 7,882 million in 2025, reflecting a CAGR of 8.7%. Market Size Non - pharmacological Pain Management in Hong Kong, 2012 - 2025 Million (HKD) 9,000 7,882 8,000 7,000 6,000 5,000 4,000 3,000 2,000 1,000 0 6,674 4,955 3,933 2021 3,385 2019 Sales Value 3,207 2012 3,151 2014 2017 2023 2025f 9 Source: Census and Statistics Department of Hong Kong and Migo. See offering documents for further risks and disclosures. Past performance is not indicative of future results. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

01 Trusted Brand with Proven and Proprietary RDS+ Platform • • • RDS+: Restore, Detox, and Strengthen. Combine the wisdom of Traditional Chinese Medicine and modern high - end energy - based treatment devices and technology. A comprehensive range of non - surgical, non - invasive, and non - pharmacological pain management therapies, functional enhancement therapies, and topical use and dietary supplements health products, to our clients. 02 Unique and Science - Backed Treatment Procedures • • Utilize various treatment devices with prevailing technologies. Provide each of our clients a bespoke treatment solution. Investment Highlights 03 Visionary Leaders Offering Proven Track Record of Execution • • • Experienced and dedicated industry veterans. In - depth understanding of the pain management and health and wellness industry. Relationships with key stakeholders. 04 Quality Meets Consistency • Comprehensive service protocol, treatment procedures, service standards, internal control, and quality control system. 05 Expansion - Ready Blueprint • Plan to expand the global footprint to achieve a more diverse customer base, enhanced brand awareness, and a broadened services portfolio. 10 See offering documents for further risks and disclosures. Past performance is not indicative of future results. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

01 Trusted Brand with Proven and Proprietary RDS+ Platform

"ANKH" is a well-recognized, trustworthy and reliable brand in Hong Kong with over 16 years of experience in pain management and function enhancement services. Its trusted "RDS+" approach is a series of non-invasive, non-pharmacological pain management treatments that are **highly trusted by our customers and the targeted and growing demographical market**.

Scalable Growth In Number of Clients and Treatment Values

Number of Clients Served in Service Centers


8,692
10,039
FY2024
FY2025

Average Annual Spending of Each Client

US$


6,278
6,478
FY2024
FY2025

Number of Treatment Services Performed by Trained Therapists

300,000+
in FY2024 and FY2025

Market Growth Drivers

- Rising consumer demand for non-pharmaceutical treatment options
- Increasing acceptance and recognition of Traditional Chinese Medicine (TCM)
- Aging population driving demand, aligning with our target demographic
- Concerns over long-term side effects of medications supporting shift to alternative therapies

Note: "FY2024", "FY2025" refer to fiscal year ended March 31, 2024, and 2025 respectively.

See offering documents for further risks and disclosures. Past performance is not indicative of future results. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

ANKH 11

Brand Recognition The Most Reliable Pain Treatment Group in Asia Pacific — Hong Kong Most Valuable Corporate Awards 2022 Most Innovative Enterprise Award 01 Gold Medal Awards 12 See offering documents for further risks and disclosures. Past performance is not indicative of future results. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

02 Unique and Science - Backed Treatment Procedures We offer a broad range of treatment procedures • • • Utilizing 371 treatment devices with prevailing technologies. Sourced internationally powered by energy - based technologies. Provide each of our clients a bespoke treatment solution. Representative treatment and procedures through the energy - based treatment devices that we offer: • ANEW: a high - power laser therapy device • Dr. Strengthen: a high energy inductive therapy device • Relieve Master: an ultrasound therapy device • BIODOME: an infrared therapy device • Dr. Energy: the optimal radio frequency system • Micro Healing: an interferential current device • Neo Sense: a microcurrent therapy device • Pro Health Lase: a low - level laser therapy device • Super Strong: a high - intensity electromagnetic muscle trainer • U - Cell Pro: a micro and macro focused ultrasound device • Health Star+: a microcurrent therapy device • Power Wellness: a far - infrared therapy device 13 See offering documents for further risks and disclosures. Past performance is not indicative of future results. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

03 Visionary Leaders Offering Proven Track Record of Execution

A dedicated management team and board of directors to **combining health science** with the inclusion of natural organic products to deliver a comprehensive approach to healthy living.



Ka Wai Victor, MO

Director, Chief Executive Officer, and the Chairman of the Board

- Co-founder of the Anew Health Group of companies.
- Director and the Chief Executive Officer of VG Zenith International Company Limited (“VG Zenith”) since 2007.
- Received Asian Chinese Leader Award by the Asian College of Knowledge Management in 2019.
- Holds an MBA degree from Strayer University in 2022, and a Bachelor of Science (Economics) degree from the University of London in 1998.



Sum Lok, CHEUNG

Director and Chief Operating Officer

- Co-founder of the Anew Health Group of companies.
- Director and the Chief Operating Officer of VG Zenith since 2007.
- A certified health advisor and received various qualifications and certifications
- internationally, such as a Meridian Beautician/Meridian Beauty Consultant Certification in 2018.



Chin Wan, YEUNG

Chief Financial Officer

- Chief Financial Officer of VG Zenith since 2021.
- Chief Financial Officer, Executive Director, and Authorized Representative of EC
- Healthcare (2138.HK) from 2014 to 2018.
- Director of We & V Accounting Services and Consultancy Limited from 2010 to 2014.
- Held several positions at AXA Wealth Management (HK) Limited from 2004 to 2010.
- Worked at PricewaterhouseCoopers Limited in Hong Kong from 2001 to 2004.
- Graduated from Hong Kong Polytechnic University with a Bachelor of Arts in Accountancy in 2001.

Anthony S., CHAN

Independent Director nominee

- To be appointed as the independent director and will be the chairman of the audit committee and the member of the nominating committee and the compensation committee.
- President & Co-founder, CA Global Consulting Inc. (2014–present); Director of Assurance & Advisory Services, Wei, Wei & Co., LLP (2020–present); Former CFO of Sharing Services Global Corp. (OTC: SHRG, 2021–2024) and COO of Alset Inc. (Nasdaq: AEI, 2022–2024)
- Certified Public Accountant (New York) with extensive leadership in finance and audit governance. Received a Master of Business Administration degree in Finance and Investments from Baruch College, City University of New York, in 1989.

Wing Ho Simon, MOK

Independent Director nominee

- To be appointed as the independent director and will be the chair of the compensation committee and the member of the audit committee and the nominating committee.
- Director of Sinpex Connection Logistics Co. Limited since 2020.
- Served in various positions in Sino Connection Logistics Inc. from 2010 to 2020.
- Served in Cathay Pacific Airways since 1995 to 2010.
- Attended the Bachelor of Commerce course at the University of Queensland, Australia in 1995.

Pak Lun Patrick, AU

Independent Director nominee

- To be appointed as the independent director and will be the chair of the nominating committee and the member of the audit committee and the compensation committee.
- Executive Director of QMMM Holdings Limited (NASDAQ: QMMM) from March 2023 to February 2025.
- Chief Financial Officer of ManyMany Creations Limited from December 2022 to February 2025.
- Lecturer of The Hong Kong Management Association since February 2023.
- Received his master’s degree of Corporate Governance from The Hong Kong Polytechnic University.

ANKH

14

See offering documents for further risks and disclosures. Past performance is not indicative of future results. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

04 Quality Meets Consistency To ensure consistently exceptional service and superior customer satisfaction, we have implemented a robust framework , featuring comprehensive service protocols , standardized treatment procedures , stringent internal controls and a rigorous quality control system . Low Number of Customer Complaints & Service & Quality Control Protocols High Customer Satisfaction • • Applied to all of our service centers. Conduct service quality inspections and review regularly. New Treatment and Device Evaluation • Assess all potential new treatments and/or services and the treatment devices. through a robust quality control and evaluation procedures and a strict approval. process, conducted by our Quality Control and Training Committee. 1.40% 0.86% Refund rate in FY2024 Refund rate in FY2025 Training & Staff Development • On - boarding training for our new front - line staff. • Make available 80+ hours of face - to - face and on job training sessions to our therapist and consultants per year. • Our frontline staff are required to attend mandatory ongoing assessment and performance review regularly . 15 Note: “FY2024”, “FY2025” refer to fiscal year ended March 31, 2024, and 2025 respectively. See offering documents for further risks and disclosures. Past performance is not indicative of future results. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

05 Expansion - Ready Blueprint Our scalable service model are ready for international roll - out. We are evaluating the possible expansion of our market coverage to countries that either have familiarity with Traditional Chinese Medicine or Chinese culture or with significant Asian population , which we believe will result in a more diverse customer base, enhanced brand awareness, and a broadened services portfolio . 16 See offering documents for further risks and disclosures. Past performance is not indicative of future results. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Focused Marketing Strategies in Promoting Real Client Experience

Investing in advertising is crucial for us because we focus on promoting the real client experience. By promoting our treatment services effectively, we aim to boost client engagement and ultimately increase our revenue through a higher number of treatments.

Marketing Campaigns for Branding Purposes

- Printed advertisements in various popular magazines and newspaper in Hong Kong.
- Large billboard advertisements in highly visible and busy areas in Hong Kong.
- Engage celebrities as our spokespersons.

Advertising through Online and Social Media Platforms

- Marketing activities that principally involve advertising through online and social media platforms.

Referrals & Word-of-mouth Publicity

- Gain new clients through referrals from our existing clients.
- Offer rewards, such as discounts on services and/or free products, for successful referrals.



Real Client Experience

Marketing Expense Growth vs. Revenue Growth
(US$ million)



Sales and Marketing Expenses
+ 16.8%
6.7
7.8
FY2024
FY2025
Revenue
-1.90%
40.8
40.0
FY2024
FY2025

Note: "FY2024", "FY2025" refer to fiscal year ended March 31, 2024, and 2025 respectively.
See offering documents for further risks and disclosures. Past performance is not indicative of future results. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

ANKH 17

ry Leveraging existing market position to drive organic growth through expanding customer base and network of service centers in Hong Kong, enhancing our brand awareness, and strategically expanding market coverage into selected global markets. • • • • • • Consistently deliver a comprehensive range of high - quality treatments and products Enhance our marketing efforts across all channels of customer acquisition Continue to develop and introduce innovative pain management and health service and product offerings Further develop our brand ambassador strategy by identifying high profile individuals Establish a new treatment center in a prime location in Hong Kong in the second half of 2025 Expand global footprint Maintain and enhance the professional expertise of frontline staff. Growth • • Build on the core strengths of our service centers in offering professional and personalized services to clients Invest in recruiting, training and retaining a competent team for business and operations Strategies Develop and broaden the variety of treatment services and product offerings. • • Attract new customers, retain existing customers, and increase the average spending per customer by developing and introducing innovative pain management and bodily function enhancement treatment services Diversify topical use and dietary supplement product lines and to sell such products at retail locations and online Substantially enhance our R&D capabilities and introduce the portable energy - based at - home treatment devices for the consumer retail market. • Establish a specialized research and development department in the first quarter of 2025 • Release the prototype of energy - based treatment devices for our own use and other pain management service provider in early 2026, and make them market ready by the end of 2026 • Maintain and strengthen our dialogue and collaboration with experts in the field globally 18 See offering documents for further risks and disclosures. Past performance is not indicative of future results. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Financial Highlights US$ Million US$ Million 0.052 40.8 0.047 40.0 40.7 40.0 FY2024 FY2025 FY2024 FY2025 Healthcare Product Sales Income Pain Management and Health Services Income 19 Note: “FY2024”, “FY2025” refer to fiscal year ended March 31, 2024, and 2025 respectively. See offering documents for further risks and disclosures. Past performance is not indicative of future results. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Financial Highlights US$ Million US$ Million US$ Million 29.5 26.8 15.1 7.8 11.7 5.5 FY2024 FY2025 FY2024 FY2025 FY2024 FY2025 20 Note: “FY2024”, “FY2025” refer to fiscal year ended March 31, 2024, and 2025 respectively. See offering documents for further risks and disclosures. Past performance is not indicative of future results. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Financial Highlights US$ Million 10.1 72.3% 67.0% 8.6 FY2024 FY2025 FY2024 FY2025 21 Note: “FY2024”, “FY2025” refer to fiscal year ended March 31, 2024, and 2025 respectively. See offering documents for further risks and disclosures. Past performance is not indicative of future results. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Contact Issuer: Underwriter: ANEW Health Limited D. Boral Capital LLC Email: ir@ ankh.com.hk Tel : +852 3845 5012 Email : info@dboralcapital.com Tel : +1 (212) 970 - 5150 Address : Unit 2301 - 05, 23/F, Tower 5, The Gateway Harbour City, 15 Canton Road Tsim Sha Tsui, Kowloon, Hong Kong Address: 590 Madison Ave 39 th Floor, New York, NY 10022 22